UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to _____________

Commission File Number: 1-06571
Employer Identification Number: 22-1918501
Plan Number: 003

SCHERING-PLOUGH EMPLOYEES’ SAVINGS PLAN

(Full title of the plan)

MERCK & CO., INC.

(Name of issuer of the securities held pursuant to the plan)

One Merck Drive
P.O. Box 100
Whitehouse Station, New Jersey 08889-0100

(Address of principal executive office)

SCHERING-PLOUGH EMPLOYEES’ SAVINGS PLAN

Index

* Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Schering-Plough Employees’ Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Schering-Plough Employees’ Savings Plan (the “Plan”) at December 31, 2009, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The statement of net assets available for benefits as of December 31, 2008 was audited by another independent registered public accounting firm whose report dated June 26, 2009 was unqualified.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2009 and Schedule of Reportable Transactions for the year ended December 31, 2009 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

New York, New York
June 29, 2010

1

Report of Independent Registered Public Accounting Firm

To the Participants of the Schering-Plough Employees’ Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Schering-Plough Employees’ Savings Plan (the “Plan”) at December 31, 2008. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey
June 26, 2009

2

Schering-Plough Employees’ Savings Plan

Statements of Net Assets Available for Benefits

	December 31,

	2009	2008

Assets

Investments, at fair value
Vanguard Mutual Funds	$1,886,028,675	$1,357,818,190
Merck Common Stock	310,118,307	—
Schering-Plough Stock Fund	—	267,972,261
Participant Loans	33,376,094	32,002,895

Total investments	2,229,523,076	1,657,793,346

Receivables

Dividends	3,415,044	—
Employer contribution	118,514	103,923
Participant contribution	135,520	111,329

Total receivables	3,669,078	215,252

Net assets available for benefits	$2,233,192,154	$1,658,008,598

The accompanying notes are an integral part of these financial statements.

3

Schering-Plough Employees’ Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions to net assets attributed to

Investment income

Net appreciation in fair value of investments	$492,509,471
Dividend income	38,304,907
Interest income, Loans to Participants	2,194,821

Net investment income	533,009,199

Contributions to the Plan

By participants	107,936,742
By employer	67,202,269

Total contributions	175,139,011

Total additions	708,148,210

Deductions from net assets attributed to

Benefits paid to participants	(132,964,654)

Net increase	575,183,556

Net assets available for benefits:

Beginning of year	1,658,008,598

End of year	$2,233,192,154

The accompanying notes are an integral part of these financial statements.

4

Schering-Plough Employees’ Savings Plan

Notes to Financial Statements

1.	Description of Plan

The following description of the Schering-Plough Employees’ Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan maintained for the benefit of a majority of United States employees of Schering-Plough Corporation and its participating subsidiaries. On November 3, 2009, Merck & Co., Inc. (“Old Merck”) and Schering-Plough Corporation (“Schering-Plough”) completed their previously announced Merger (the “Merger”). In the Merger, Schering-Plough acquired all of the shares of Old Merck, which became a wholly-owned subsidiary of Schering-Plough and was renamed Merck Sharp & Dohme Corp. Schering-Plough continued as the surviving public company and was renamed Merck & Co., Inc. (“New Merck” or the “Company”). Schering Corporation, a subsidiary of New Merck, is the Plan Sponsor (the “Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participants direct the investment of their contributions into any fund investment option available under the Plan, including Merck common stock. These investment options are managed by the Vanguard Fiduciary Trust Company (“Vanguard”), a wholly-owned subsidiary of the Vanguard Group, Inc. (the “Trustee”). During 2009, the Plan offered 14 registered investment companies (mutual funds) and one separately managed account.

The Plan is administered by management committees appointed by the Company’s Chief Executive Officer.

Contributions by Participants

Salary Deferral Contributions – For each Plan year, participants may contribute from 1 percent to 50 percent of annual eligible compensation, up to an annual maximum amount as defined by the Internal Revenue Service.

Voluntary Contributions – Participants may voluntarily elect to contribute from 1 percent to 20 percent of their annual eligible compensation as after-tax contributions.

In no event can a participant’s Salary Deferral Contributions and Voluntary Contributions exceed 50 percent of the participant’s annual eligible compensation. Any excess participant contributions are returned to the participant.

Schering-Plough Employees’ Savings Plan

Notes to Financial Statements

Contributions by Employer

Non-Elective Contributions – New Merck makes a Non-Elective Contribution equal to 3 percent of the annual eligible compensation for all employees who are eligible to participate in the Plan regardless of whether an employee has elected to make Salary Deferral Contributions.

Matching Contributions – For the employees who elect to make Salary Deferral Contributions to the Plan, New Merck makes matching contributions (dollar-for-dollar) up to 2 percent of annual eligible compensation.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with contributions and earnings thereon and charged with withdrawals and losses.

Vesting

Participants have a non-forfeitable right to their contributions, non-elective employer contributions and employer matching contributions plus (minus) actual earnings (losses) thereon, all of which vest fully and immediately. Participant contributions and all employer contributions are participant-directed.

Participant Loans

Participants may borrow against their participant account balance up to the lesser of one-half of the account balance or $50,000 (reduced by certain amounts attributable to outstanding loans). Loan transactions are treated as a transfer between the investment funds and the loans to participants. The participant’s account balance would be reduced in the event of default. Participant loans bear fixed-interest rates as determined to be reasonable by the Legacy Schering Global Benefits and Compensation Oversight Committee (the “Committee”). An outstanding loan balance must be repaid within 60 days following the termination of the participant’s employment with the Sponsor and its affiliates. Any outstanding balance remaining thereafter would be treated as a taxable distribution.

Payment of Benefits

Upon termination of service or in the event of death or total disability, a participant (or the participant’s beneficiary in the event of death) may elect to receive either: (1) a cash lump-sum amount; (2) fixed or variable installments not to exceed the life expectancy of the participant and the participant’s beneficiary; (3) shares of Merck common stock (with respect to amounts invested in Merck Common Stock); or (4) certain combinations of the foregoing.

Schering-Plough Employees’ Savings Plan

Notes to Financial Statements

Participants whose account balances exceed $5,000 can elect to defer the receipt of their accounts up to age 70 ½.

Small Benefits Payments – Notwithstanding the foregoing, if a participant’s account, at the date of distribution, equals $1,000 or less, the participant’s account is paid in a lump-sum. In the absence of a distribution election, the distribution of a participant’s account balance in excess of $1,000 but not greater than $5,000 (excluding the value of any portion attributable to a rollover account), will be transferred directly to an Individual Retirement Account (IRA) at the Trustee.

In-Service Withdrawals – Distribution of all or a portion of a participant’s account, prior to termination of employment, may be granted by the Sponsor in the case of financial hardship. Active participants may elect to withdraw all or a portion of their accounts at any time after age 70.

Amendments to the Plan

Effective January 1, 2009, the Plan was amended to reflect a new policy regarding the forfeiture of un-cashed checks paid to participants per the terms of the Plan.

Effective November 4, 2009, the Plan was amended to reflect changes necessitated by or appropriate in light of the Merger, including changes to the Company name, exclusion of employees of Merck Sharp & Dohme Corp. and its subsidiaries from participating in the Plan, and changes in the Plan’s administration process.

2.	Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and use assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Schering-Plough Employees’ Savings Plan

Notes to Financial Statements

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date. Dividends recorded in stock are reinvested in common stock units unless an election is made by the participant to receive these dividends in cash.

Recently Issued Accounting Standards

In January 2010, the Financial Accounting Standards Board (FASB) amended the existing disclosure guidance on fair value measurements, which was effective January 1, 2010, except for disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which is effective January 1, 2011. Among other things, the updated guidance requires additional disclosure for the amounts of significant transfers in and out of Level 1 and Level 2 measurements and requires certain Level 3 disclosures on a gross basis. Additionally, the updates amend existing guidance to require a greater level of disaggregated information and more robust disclosures about valuation techniques and inputs to fair value measurements. Since the amended guidance requires only additional disclosures, the adoption will not affect the Plan’s net assets available for benefits or changes in net assets available for benefits.

Withdrawals and Benefit Payments

Withdrawals and benefit payments are recorded when paid.

Forfeitures

Forfeited amounts are used to reduce future Company contributions.

Risks and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks and may decline in value for a number of reasons, including changes in prevailing interest rates and credit availability, increases in defaults, increases in voluntary prepayments for investments that are subject to prepayment risk under normal market conditions, widening of credit spreads and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Schering-Plough Employees’ Savings Plan

Notes to Financial Statements

3.	Related Party Transactions

Contributions are held and managed by the Trustee, which invests cash received, interest and dividend income and makes distributions to the participants. The Trustee also administers the participant’s payment of interest and principal on participant loans. These transactions qualify as permitted party-in-interest transactions.

Certain Plan investments are shares of mutual funds managed by Vanguard. These transactions qualify as permitted party-in-interest transactions. As of December 31, 2009 and 2008, the total market value of investments in the mutual funds managed by Vanguard was $1.89 billion and $1.36 billion, respectively.

At December 31, 2009, certain plan investments are shares of New Merck’s common stock and at December 31, 2008, certain plan investments were shares of Schering-Plough Corporation common stock. These transactions qualify as permitted party-in-interest transactions. At December 31, 2009 the total market value of investments in Merck’s Common Stock was $310 million. At December 31, 2008, the total market value of investments in the Schering-Plough Stock Fund was $268 million comprised of 874,181 units of the Schering-Plough Stock Fund.

All plan administration expenses are paid by the Sponsor.

4.	Plan Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of a whole or partial termination of the Plan as defined under the Plan, the rights of the affected participants to their accounts under the Plan as of the date of the termination or discontinuance shall be non-forfeitable. Upon such termination of the Plan, the total amount in each affected participant’s account would be distributed to the participant as permitted by applicable law or continued in the Schering-Plough Employees’ Savings Plan Trust (the “Trust”) for the participant’s benefit, as the Committee shall direct.

Schering-Plough Employees’ Savings Plan

Notes to Financial Statements

5.	Tax Status

The Plan received a favorable determination letter dated May 30, 2003 issued by the Internal Revenue Service indicating that the Plan meets the requirements of Section 401(a) of the Code, and that the Trust of the Plan is exempt from taxation under Section 501(a) of the Code.

The Plan has been amended since receiving the determination letter. However, the Sponsor, based on advice from the Plan’s tax counsel, believes that the Plan continues to be designed in material compliance with the applicable requirements of the Code, and the Plan Administrator believes that the Plan is currently being operated in material compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Entities are required to use a fair value hierarchy which maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities. The Plan’s Level 1 assets primarily include registered investment companies (mutual funds) and common stocks.

      Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

      Level 3 – Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation. The Plan’s Level 3 assets include participant loans.

If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Schering-Plough Employees’ Savings Plan

Notes to Financial Statements

Registered Investment Companies (Mutual Funds)
Shares of Registered Investment Companies (Mutual Funds) are valued at the net asset value of shares held by the Plan at year-end, and generally may be redeemed daily.

Common Stock

The Merck Common Stock is valued at the last reported sale price on the principal exchange on valuation date. The Schering-Plough Stock Fund was valued using the unit accounting method whereby a participant’s account value was expressed in units of participation rather than number of shares of the Schering-Plough Corporation’s common stock. Under the terms of the Merger agreement, each issued and outstanding share of Schering-Plough common stock was converted into the right to receive a combination of $10.50 in cash and 0.5767 of a share of the common stock of New Merck.

The closing market price of Merck’s common stock at December 31, 2009 was $36.54 and the closing market price of Schering-Plough’s common stock at December 31, 2008 was $17.03.

Participant Loans
Participant loans are valued at amortized cost, which approximates fair value.

Investments Measured at Fair Value

Investments measured at fair value are summarized below:

	December 31, 2009

		Fair Value Measurements Using
	Carrying value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Assets

Registered investment companies (mutual funds)
US Large Cap Equity	$535,284,580	$535,284,580	$—	$—	$535,284,580
US Small/Mid Cap Equity	152,490,548	152,490,548	—	—	152,490,548
Non-US Equity	164,036,581	164,036,581	—	—	164,036,581
Fixed Income	156,896,764	156,896,764	—	—	156,896,764
Balanced Fund (Stocks and Bonds)	423,135,831	423,135,831	—	—	423,135,831
Cash and Short Term Investments	454,184,371	454,184,371	—	—	454,184,371
Merck Common Stock	310,118,307	310,118,307	—	—	310,118,307
Schering-Plough Stock Fund	—	—	—	—	—
Participant Loans	33,376,094	—	—	33,376,094	33,376,094

Total	$2,229,523,076	$2,196,146,982	$—	$33,376,094	$2,229,523,076

Schering-Plough Employees’ Savings Plan

Notes to Financial Statements

	Fair Value Measurements at December 31, 2008, Using

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Vanguard Mutual Funds	$1,357,818,190	$—	$—	$1,357,818,190
Schering-Plough Stock Fund	—	267,972,261	—	267,972,261
Participant Loans	—	—	32,002,895	32,002,895

Total	$1,357,818,190	$267,972,261	$32,002,895	$1,657,793,346

Level 3 Valuation Techniques:

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. Level 3 financial assets also include certain investment securities for which there is limited market activity such that the determination of fair value requires significant judgment or estimation. The Plan’s Level 3 investment securities at December 31, 2009 include participant loans. These securities were valued at amortized cost, which approximates fair value.

The following table presents a reconciliation of the beginning and ending balances for the fair value measurements using significant unobservable inputs (Level 3):

	Year ending December 31, 2009

	Beginning Balance January 1	Net transfers In to (Out of) Level 3(1)	Loan withdrawals, Principal repayments, Interest, Net	Ending Balance December 31

Participant loans	$32,002,895	$—	$1,373,199	$33,376,094

Total	$32,002,895	$—	$1,373,199	$33,376,094

(1) Transfers in and out of Level 3 are deemed to occur at the beginning of the quarter in which the transaction takes place.

There were no gains or losses for the period included in changes in net assets available for benefits attributable to the change in unrealized gains or losses related to assets still held at the reporting date for level 3 assets.

Schering-Plough Employees’ Savings Plan

Notes to Financial Statements

7.	Net appreciation in fair value of investments

During 2009, investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2009

Net appreciation in Merck Common Stock	$32,127,738
Net appreciation in Schering-Plough Stock Fund	190,367,881
Net appreciation in Registered investment companies (mutual funds)	270,013,852

Net appreciation in fair value of investments	$492,509,471

8.	Investments

The following investments represented five percent or more of the Plan’s net assets available for benefits at either December 31, 2009 or December 31, 2008:

	December 31

	2009	2008

Merck Common Stock	$310,118,307	$—

Vanguard Windsor Fund Investor Shares	259,275,397	197,038,547

Vanguard Wellington Fund Investor Shares	236,419,421	187,924,183

Vanguard Prime Money Market Fund	228,340,624	—

Vanguard 500 Index Fund Signal Shares	228,115,421	174,123,735

Vanguard Admiral Treasury Money Market Fund	225,843,746	—

Vanguard International Growth Fund Investor Shares	164,036,581	100,351,118

Vanguard Explorer Fund Investor Shares	152,490,548	105,822,625

Schering-Plough Stock Fund	—	267,972,261

Vanguard Treasury Money Market Fund	—	316,167,733

SCHERING-PLOUGH EMPLOYEES’ SAVINGS PLAN

Schedule H
Line 4 i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

*	Vanguard	Windsor Fund Investor Shares	**	$259,275,397

*	Vanguard	Wellington Fund Investor Shares	**	236,419,421

*	Vanguard	Prime Money Market Fund	**	228,340,624

*	Vanguard	500 Index Fund Signal Shares	**	228,115,421

*	Vanguard	Admiral Treasury Money Market Fund	**	225,843,747

*	Vanguard	International Growth Fund Investor Shares	**	164,036,581

*	Vanguard	Explorer Fund Investor Shares	**	152,490,548

*	Vanguard	Intermediate-Term Investment-Grade Fund Investor Shares	**	83,115,377

*	Vanguard	Short-Term Investment-Grade Fund Investor Shares	**	73,781,387

*	Vanguard	LifeStrategy Growth Fund	**	71,580,845

*	Vanguard	LifeStrategy Moderate Growth Fund	**	54,997,633

*	Vanguard	U.S. Growth Fund Investor Shares	**	47,893,761

*	Vanguard	LifeStrategy Conservative Growth Fund	**	31,436,753

*	Vanguard	LifeStrategy Income Fund	**	28,701,180

		Total Vanguard Mutual Funds		1,886,028,675

*	Merck	Merck Common Stock	**	310,118,307

*	Various participants	Outstanding Loan Balance (interest rates ranging from 5.00% to 11.50%, maturing from 1 to 20 years)	**	33,376,094

		Total		$2,229,523,076

* Party-in-interest to the Plan.

** Cost information is not required for participant-directed investments and therefore is not included.

SCHERING-PLOUGH EMPLOYEES’ SAVINGS PLAN	Schedule II

Schedule of Reportable Transactions - Attachment for Schedule H, Line 4j
Year Ended December 31, 2009

Schering-Plough Employees’ Savings Plan

Identity of Party Involved	Description of Asset (include interest rate and maturity in the case of a loan)	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Gain (Loss)

Vanguard	500 Index Fund Signal	$48,957,167.00			$48,957,167.00
Vanguard	500 Index Fund Signal		$38,881,373.99	$50,229,413.47	38,881,373.99	$(11,348,039.48)
Vanguard	Vanguard Admiral Trsy MM	252,736,190.07			252,736,190.07
Vanguard	Vanguard Admiral Trsy MM		26,892,443.37	26,892,443.37	26,892,443.37	—
Vanguard	Vanguard Prime Money Mkt	336,388,447.59			336,388,447.59
Vanguard	Vanguard Prime Money Mkt		108,107,042.45	108,107,042.45	108,107,042.45	—
Vanguard	Vanguard Treas Money Mkt	23,739,198.90			23,739,198.90
Vanguard	Vanguard Treas Money Mkt		87,226,976.01	87,226,976.01	87,226,976.01	—
Vanguard	Merck Common Stock Fund	292,091,084.95			292,091,084.95
Vanguard	Merck Common Stock Fund		14,100,516.27	9,308,963.62	14,100,516.27	4,791,552.65
Vanguard	Schering-Plough Stock Fund	55,385,821.88			55,385,821.88
Vanguard	Schering-Plough Stock Fund		361,142,059.95	255,020,544.03	361,142,059.95	106,121,515.92

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Schering-Plough Employees’ Savings Plan

Date: June 29, 2010	By:	/s/ Mark E. McDonough

Mark E. McDonough
Vice President & Treasurer

EXHIBIT INDEX

Exhibit Number	Document	Page

23.1	Consent of Independent Registered Public Accounting Firm	18

23.2	Consent of Independent Registered Public Accounting Firm	19